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                                                              EXHIBIT 1.A.(5)(f)

                     ANNUALLY RENEWABLE TERM INSURANCE RIDER


In addition to the Death Benefit of the policy, we, National Life Insurance Company, will pay the Renewable Term Insurance Amount, subject to the terms of this rider, when we receive at our Home Office due proof that the Term Insured died while this rider was in force. The Term Insured and the Renewable Term Insurance Amount are identified in the Data Section.

The date of issue of this rider is the policy Date of Issue unless a later date is shown below.

COST OF RENEWABLE TERM INSURANCE. The Renewable Term Insurance rate on any day shall be based on the duration of this rider, the Attained Age of the Term Insured, and the rate classes of the Term Insured on the date of issue of this rider.

On any Monthly Policy Date, the Cost of Renewable Term Insurance shall be:

1. the Renewable Term Insurance rate on such date divided by $1,000; multiplied times

2. the Renewable Term Insurance Amount, divided by the sum 1 plus the monthly Accumulated Value Interest Rate shown in the Data Section.

We may change the Cost of Renewable Term Insurance rates from time to time based on our expectations of future experience. Any change in the Cost of Renewable Term Insurance rates shall apply to all riders of the same duration, insuring persons of the same Attained Age and rate class as the Term Insured. The Cost of Renewable Term Insurance rates shall not be greater than the rates set forth in the Table of Guaranteed Maximum Cost of Renewable Term Insurance Rates shown in the Data Section. These rates are based on the Mortality Table named in the Data Section.

RENEWAL. This rider expires on each rider anniversary. Upon each expiration, if all monthly Cost of Renewable Term Insurance charges for the expired term have been paid, the rider will be renewed for a one year term.

No renewal shall occur on or after the Final Term Expiration Date shown in the Data Section.


                                    EXCHANGE

ISSUE AGE EXCHANGE. Upon written request received at our Home Office, this rider may be exchanged for a whole life or limited payment life policy, but not a flexible premium life policy, on the life of the Term Insured for the same Renewable Term Insurance Amount without proof that the Term Insured is insurable if:

1.   this rider is in force; and

2. the exchange is made within five years from the date of issue of this rider and prior to the Final Exchange Date set forth in the Data Section.

The new policy shall:

1.   have the same date of issue as this rider; and

2.   be on a form in use by us on the date of issue of this rider; and

3. be at the premium rate in effect for the Term Insured's age on the date of issue of this rider. If this rider is subject to a substandard risk classification on the date of exchange, the new policy shall be issued in the same substandard risk class.
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The cost of such exchange shall be the sum of the amounts calculated by the following steps as of the date of issue of this rider and as of each rider anniversary prior to the exchange:

1. the annual premium which would have been due for the new policy on such date, reduced by any dividend which would have been credited under the new policy on such date, if it had been issued on the date of issue of this rider; less

2. the annual premium for this rider on such date less any dividend credited under this policy on such date; plus

3. interest on the excess of the amount calculated in Step 1 over the amount deducted in Step 2, from the date such premiums would have been due, to the date of exchange, at the Exchange Interest Rate stated in the Data Section.

We may require that this rider be returned to us.

ATTAINED AGE EXCHANGE. Upon written request received at our Home Office, this rider may be exchanged for a whole life policy, limited payment life policy, or a flexible premium life policy on the life of the Term Insured, with a Sum Insured or Face Amount equal to this rider's Renewable Term Insurance Amount, without proof that the Term Insured is insurable if:

1.   this rider is in force; and

2. the exchange is made prior to the Final Exchange Date set forth in the Data Section.

The new policy shall:

1.   be on a form in use by us on the date of exchange; and

2. be at the premium rate in effect for the Term Insured's Attained Age on the date of exchange. If this rider is subject to a substandard risk classification on the date of exchange, the new policy shall be issued in the same substandard risk class.

We may require that this rider be returned to us.


                                  GENERAL TERMS

EFFECT ON POLICY. This rider and its premiums do not affect any default benefits of the policy. Any insurance continued upon default in payment of any premium due shall not include benefits provided by this rider.

INCONTESTABILITY. After this rider has been in force during the life of the Term Insured for two years from its date of issue, we will not contest it except for failure to pay the Cost of Renewable Term Insurance.

SUICIDE LIMITATION. If the death of the Term Insured within two years from the date of issue of this rider results from suicide, while sane or insane, we will pay only the sum set forth in the Suicide Limitation provision of the policy.

CONSIDERATION. This rider is issued in consideration of the application for the rider and the monthly cost of the rider. The rider and a copy of the application for the rider are attached and made a part of the policy.

RIDER YEARS AND ANNIVERSARIES. Rider years and anniversaries shall be measured from the date of issue of the rider.

TERMINATION.  This rider shall terminate:

1.   on each anniversary, unless renewed; or

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2.   on its Final Term Expiration Date; or

3.   on the day the policy terminates; or

4. on any Monthly Policy Date requested, if before that date we receive at our Home Office written request for termination.

When this rider terminates:

1.   all rights under this rider shall cease; and

2.   there will be no further monthly costs for this rider; and

3.   the policy will be considered separate and complete without this rider.


Signed for National Life Insurance Company at Montpelier, Vermont, as of the date of issue, by

                                         Chairman of the Board
                                                  and
                                         Chief Executive Officer